TERYL RESOURCES CORP.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

TERYL RESOURCES CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT FEBRUARY 28, 2009
(Stated in Canadian Dollars)

Unaudited – Prepared by Management

TERYL RESOURCES CORP.
INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)
(Unaudited)

	February 28 2009 $	May 31 2008 (Audited) $
Assets
Current
Cash	3,466	215,294
Amounts receivable and prepaid expenses	11,374	61,977
	14,840	277,271

Advances to Related Parties (Note 9)	87,171	64,201
Investments (Note 5)	1,201	2,208
Equipment (Note 6)	11,010	13,283
Mineral Property Interests (Note 8)	196,855	196,855
Deferred Exploration Expenditures (Note 8)	2,932,238	2,932,238
	3,243,315	3,486,056

LIABILITIES
Current
Accounts payable and accrued liabilities	75,633	107,364
Advances from related parties (Note 9)	199,383	92,070
	275,016	199,434

SHAREHOLDERS’ EQUITY
Share Capital (Note 10)
Authorized:
100,000,000 common shares, voting, no par value
5,000,000 preferred shares, non-voting, $1 par value
Issued and outstanding:
49,587,528 (May 31, 2008 – 49,587,528) common shares	12,031,827	12,031,827
Contributed Surplus	332,404	332,404
Accumulated Other Comprehensive Loss	(18,496)	(1,818)
Deficit	(9,377,436)	(9,075,791)
	2,968,299	3,286,622
	3,243,315	3,486,056

Going Concern (Note 1) and Subsequent Events (Note 14)

Approved by the Directors:

  “John Robertson”                                               John Robertson                                                         “Jennifer Lorette”                            Jennifer Lorette

The accompanying notes are an integral part of these financial statements

TERYL RESOURCES CORP.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Stated in Canadian Dollars)
(Unaudited)

	Three Months Ended February 28 2009 $	Three Months Ended February 29 2008 $	Nine Months Ended February 28 2009 $	Nine Months Ended February 29 2008 $
Oil and Gas Operations
Revenue from oil and gas sales	2,131	4,748	14,985	13,178

General and Administrative Expenses
Amortization	758	997	2,273	2,990
Depletion of oil and gas wells	-	7,805	-	23,414
Filing and regulatory fees	7,541	16,507	14,455	53,070
Foreign exchange loss (gain)	(5,434)	4,879	(5,489)	1,899
Management and directors’ fees	26,447	16,727	78,934	42,569
Office and sundry	4,244	11,144	12,684	27,646
Office rent and utilities	4,794	2,903	11,645	10,162
Oil and gas production, royalties and other	1,252	-	10,716	-
Professional fees	10,487	27,690	55,724	68,579
Publicity, promotion and investor relations	2,905	58,630	86,218	105,537
Secretarial and employee benefits	10,797	8,599	31,885	14,191
Telephone	1,235	-	7,766	-
Transfer agent fees	1,098	2,918	8,723	7,019
Travel, auto and entertainment	1,259	11,221	15,565	25,022

	67,383	170,020	331,099	382,098
Operating Loss	(65,252)	(165,272)	(316,114)	(368,920)

Other Income (Expenses)
Interest income	5	-	1,462	149
Recoverable expenditures	-	-	26,577	-
Exploration expenditures written off	(310)	-	(13,570)	-
	(305)	-	14,469	149

Net Loss for the Period	(65,557)	(165,272)	(301,645)	(368,771)
Unrealized losses on available for sale investments	724	-	(1,007)	-
Foreign currency translation adjustment	(9,670)	-	(15,671)	-

Comprehensive Loss	(74,503)	(165,272)	(318,323)	(368,771)
Loss per Share – Basic and Diluted	(0.001)	(0.004)	(0.006)	(0.009)
Weighted Average Number of Common Shares Outstanding, Basic and Diluted	49,587,528	42,339,227	49,587,528	42,339,227

The accompanying notes are an integral part of these financial statements

TERYL RESOURCES CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)
(Unaudited)

	Three Months Ended February 28 2009 $	Three Months Ended February 29 2008 $	Nine Months Ended February 28 2009 $	Nine Months Ended February 29 2008 $
Cash flows used in operating activities
Loss for the period	(65,557)	(165,272)	(301,645)	(368,771)
Items not affecting cash
Amortization of property and equipment	758	997	2,273	2,990
Depletion of oil and gas wells	-	7,805	-	23,414
Exploration expenditures written off	310	-	13,570	-

Changes in non-cash working capital items
Accounts receivable and prepaid expenses	5,989	(76,758)	50,603	(75,938)
Accounts payable and accrued liabilities	2,207	(24,943)	(31,731)	(54,944)
	(56,293)	(258,171)	(266,930)	(473,249)

Cash flows used in investing activities
Deferred exploration and development expenditures	(310)	(17,404)	(13,570)	(39,185)
Purchase of mineral property interests	-	(6,013)	-	(20,431)
	(310)	(23,417)	(13,570)	(59,616)

Cash flows from (used in) financing activities
Advances from related parties	32,247	(116,296)	107,313	(129,210)
Advances to related parties	21,271	3,285	(22,970)	-
Share capital issued for cash, net	-	832,437	-	1,147,907
	53,518	719,426	84,343	1,018,697

Effect of foreign exchange on cash balances	(9,671)	-	(15,671)	-

Increase (decrease) in cash	(12,756)	437,838	(211,828)	485,832

Cash position – beginning of period	16,222	50,941	215,294	2,947

Cash position – end of period	3,466	488,779	3,466	488,779

Non-Cash Financing Activities:
Adjustment of Linux Gold Inc. shares to market value	724	-	(1,007)	-

Supplementary disclosure of cash flow information
Cash paid for interest	-	-	-	-
Cash paid for income taxes	-	-	-	-

The accompanying notes are an integral part of these financial statements

TERYL RESOURCES CORP.
INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Stated in Canadian Dollars)
(Unaudited)

	Share Capital
	Number	Amount $	Contributed Surplus $	Other Comprehensive Loss $	Subscription Received $	Deficit $	Total $

Balance – May 31, 2007	40,862,528	10,839,258	285,754	-	70,000	(7,932,995)	3,262,017
Revaluation of investments to market value at June 1, 2007	-	-	-	(1,169)	-	-	(1,169)
Unrealized losses on available-for-sale investments	-	-	-	(649)	-	-	(649)
Subscription refunded	-	-	-	-	(70,000)	-	(70,000)
Shares issued for cash upon:
Exercise of stock options	10,000	1,500	-	-	-	-	1,500
Private placements	8,715,000	1,307,250	-	-	-	-	1,307,250
Share issuance costs	-	(90,842)	-	-	-	-	(90,842)
Stock-based compensation	-	-	21,311	-	-	-	21,311
Fair value of brokers’ warrants granted	-	(25,339)	25,339	-	-	-	-
Net loss for the year	-	-	-	-	-	(1,142,796)	(1,142,796)

Balance – May 31, 2008	49,587,528	12,031,827	332,404	(1,818)	-	(9,075,791)	3,286,622
Unrealized losses on available-for-sale investments	-	-	-	(1,007)	-	-	(1,007)
Foreign currency translation adjustment	-	-	-	(15,671)	-	-	(15,671)
Net loss for the period	-	-	-	-	-	(301,645)	(301,645)

Balance – February 28, 2009	49,587,528	12,031,827	332,404	(18,496)	-	(9,377,436)	2,968,299

The accompanying notes are an integral part of these financial statements

TERYL RESOURCES CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2009
(Stated in Canadian Dollars)
(Unaudited)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Teryl Resources Corp. (the “Company”) is a public company incorporated under the British Columbia Business Corporations Act on July 16, 1985.  Its shares are listed on the TSX Venture Exchange.  The Company makes expenditures on acquiring mineral properties and carries out exploration work.  It also acquires oil and gas property interests and participates in drilling wells.

These interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.  Several adverse conditions cast substantial doubt on the validity of this assumption.  The Company continues to incur operating losses, has limited financial resources, limited sources of operating cash flow, and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its mineral property projects.

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to complete its mineral projects by issuance of share capital or through joint ventures, and to realize future profitable production or proceeds from the disposition of its mineral interests.  The Company has a working capital deficiency of $260,176 (February 29, 2008 – working capital of $77,837) and has incurred a loss of $301,645 in the nine month period ended February 28, 2009 (February 29, 2008 - $368,771).  These interim consolidated financial statements do not include adjustments that would be necessary should it be determined that the Company may be unable to continue as a going concern.

If the going concern assumption was not appropriate for these financial statements, adjustments would be necessary in the carrying values of assets, liabilities, reported income and expenses and the balance sheet classifications used.  Such adjustments could be material.

2.   BASIS OF CONSOLIDATION AND PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly owned subsidiaries, Argon Investment Corporation (inactive) and Teryl, Inc.  Intercompany balances have been eliminated upon consolidation.  These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements of the Company as at May 31, 2008

3.   CHANGES IN CANADIAN ACCOUNTING POLICIES

Accounting policies implemented effective June 1, 2008

On June 1, 2008, the Company adopted Section 3862, Financial Instruments – Disclosures (“Section 3862”) and Section 3863, Financial Instruments – Presentation (“Section 3863”).  Section 3862 requires disclosure of detail by financial asset and liability categories.  Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.  Section 3863 deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.  See Note 4 for additional details.

TERYL RESOURCES CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2009
(Stated in Canadian Dollars)
(Unaudited)

On June 1, 2008, the Company adopted Section 1535, Capital Disclosures.  This section establishes standards for disclosing information about an entity’s objectives, policies, and processes for managing capital.  See Note 13 for additional details.

On June 1, 2008, the Company adopted Section 3031, Inventories, which provides more guidance on the measurement and disclosure requirements for inventories.  Specifically the new pronouncement requires inventories to be measured at the lower of cost and net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value.  The new section had no material change to the Company’s financial position or results of operation.

Accounting policies to be implemented effective June 1, 2009

In February 2008, the CICA issued handbook section 3064, “Goodwill and Intangible Assets”, which replaces CICA HB Section 3062, “Goodwill and Intangible Assets,” and CICA HB Section 3450, “Research and Development Costs,” and amendments to Accounting Guideline (AcG) 11, “Enterprises in the Development Stage,” and EIC-27, “Revenues and Expenditures during the Pre-operating Period” and CICA HB Section 1000, “Financial Statement Concepts.”  The standard intends to reduce the differences with International Financial Reporting Standards (“IFRS”) in the accounting for intangible assets and results in closer alignment with U.S. GAAP.  Under current Canadian standards, more items are recognized as assets than under IFRS or U.S. GAAP.  The objectives of Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria are eliminated.  The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.

The new section will be applicable to the Company’s financial statements for its fiscal year beginning June 1, 2009.  The Company is currently evaluating the impact of the adoption of this new section on its consolidated financial statements.

Accounting policies not yet adopted

In October 2008, the CICA issued Handbook section 1582, “Business Combinations”, which establishes new standards for accounting for business combinations. This is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. The Company is considering early adoption to coincide with the adoption of IFRS. This adoption is not expected to have an impact on the Company’s financial position, earnings or cash flows.

In October 2008, the CICA issued Handbook section 1602, “Non-controlling Interests”, to provide guidance on accounting for non-controlling interests subsequent to a business combination. The section is effective for fiscal years beginning on or after January 2011. This adoption is not expected to have an impact on the Company’s financial position, earnings or cash flows.

TERYL RESOURCES CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2009
(Stated in Canadian Dollars)
(Unaudited)

In January 2009, the CICA approved EIC-173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. The Company has evaluated the new section and determined that adoption of these new requirements will have no impact on the Company’s consolidated financial statements.

4.	FINANCIAL INSTRUMENTS

Financial instruments carrying value and fair value
The Company’s financial instruments consist of cash, receivables, short-term investments, advances to and from related parties, and accounts payable and accrued liabilities.

Cash is designated as “held-for-trading” and measured at fair value.  Receivables are designated as “loans and receivables”.  Short term investments are designated as “available for sale”.  Accounts payable and accrued liabilities are designated as “other financial liabilities”.

The carrying value of cash, receivables, and accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term maturity.  Short-term investments are recorded at fair value based on quoted market prices at the balance sheet date.

Foreign exchange risk
The Company is primarily exposed to currency fluctuations relative to the Canadian dollar through expenditures that are denominated in US dollars.  Also, the Company is exposed to the impact of currency fluctuations on its monetary assets and liabilities.

The operating results and the financial position of the Company are reported in Canadian dollars.  Fluctuations in exchange rates will, consequently, have an impact upon the reported operations of the Company and may affect the value of the Company’s assets and liabilities.

The Company currently does not enter into financial instruments to manage foreign exchange risk.

The Company is exposed to foreign currency risk through the following financial assets and liabilities denominated in currencies other than Canadian dollars:
February 28, 2009	Cash	Accounts payable and accrued liabilities

US dollars	$(2)	$20,336

May 31, 2008	Cash	Accounts payable and accrued liabilities

US dollars	$(73,921)	$18,990

TERYL RESOURCES CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2009
(Stated in Canadian Dollars)
(Unaudited)

At February 28, 2009 with other variables unchanged, a +/-10% change in exchange rates would increase/decrease pre-tax loss by +/- $2,562.

Interest rate risk
The Company is not exposed to significant interest rate risk.

Market risk
The Company is exposed to market risk arising from its holdings of marketable equity securities.  Marketable securities are classified as available for sale.  The Company intends to liquidate the marketable securities when market conditions are conducive to a sale of these securities.  At February 28, 2009 with other variables unchanged, a +/- 10% change in equity prices would increase/decrease pre-tax earnings by +/- $7.

Credit risk
The Company is exposed to credit risk in the amount of its receivables.

Liquidity risk
The Company has no recent history of profitable operations and its present business is at an early stage.  As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues.  The Company has no investments in asset backed commercial paper.

In order to finance the Company’s exploration programs and to cover administrative and overhead expenses, the Company raises money through equity sales, from the exercise of convertible securities and from the sale of investments.  There can be no such assurance that it will be able to obtain adequate financing in the future or that the terms of any financing will be favourable.  Many factors influence the Company’s ability to raise funds, including the state of the resource market and commodities prices, the climate for mineral exploration, the Company’s track record and the experience and calibre of its management.

5.	INVESTMENTS

At February 28, 2009 the Company owned 15,880 common shares of Linux Gold Corp., a company with directors in common.

The Company classifies its investments as available for sale, with revaluation gains and losses recognized in accumulated other comprehensive income and other than temporary losses recognized in net income.  As of February 28, 2009, investments were measured at a fair value of $1,201 and resulted in an unrealized loss of $1,007 during the nine months ended February 28, 2009.

TERYL RESOURCES CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2009
(Stated in Canadian Dollars)
(Unaudited)

6.	EQUIPMENT

	February 28 2009 $	May 31 2008 $
Furniture and fixtures – at cost	27,010	27,010
Less: Accumulated amortization	(18,890)	(17,456)
	8,120	9,554

Automotive equipment – at cost	15,531	15,531
Less: Accumulated amortization	(12,641)	(11,802)
	2,890	3,729

	11,010	13,283

7.	OIL AND GAS WELL INTERESTS

The Company owns a 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann #4 wells, located in Burleson County, Texas.  The carried cost of these wells has been completely depleted.

The Company entered into agreements with IAS Energy, Inc. to purchase 40% interests (subject to 40% net revenue interests to others) on May 18, 2006, in the Ken Lee #1 natural gas well for $103,045 ($92,500 US), on June 8, 2006, in the Elvis Farris #2 natural gas well for $104,461 ($92,500 US) and on July 31, 2006, in the Clarence Bright #1 natural gas well for $104,673 ($92,500 US).  All three wells are located in Knox and Laurel Counties, Kentucky.  The three wells commenced production late in 2006.  During the May 31, 2008 year end, the Company wrote off the carrying costs of the wells to $nil, since the wells have no proven economic reserves.

The new operator of the gas wells, Young Oil and Gas, has recently gone into receivership.

8.	MINERAL PROPERTY INTERESTS

	Balance May 31 2008 $	Additions $	Write- Offs $	Balance February 28 2009 $

Property acquisition costs
Silverknife	1	-	-	1
Fish Creek	49,538	-	-	49,538
West Ridge	116,189	-	-	116,189
Gil Venture	31,127	-	-	31,127

	196,855	-	-	196,855

	Balance May 31 2007 $	Additions $	Write- Offs $	Balance May 31 2008 $

Property acquisition costs
Silverknife	1	-	-	1
Fish Creek	49,538	-	-	49,538
Gold Hill	34,231	26,474	(60,705)	-
West Ridge	116,189	-	-	116,189
Gil Venture	31,127	-	-	31,127

	231,086	26,474	(60,705)	196,855

Silverknife, Laird, BC, Canada

Pursuant to agreements between Reg Technologies Inc., SMR Investments Ltd. (“SMR”), Rapitan Resources Inc. (“Rapitan”), and Chevron Minerals Ltd., the Company acquired a 30% working interest in the Silverknife mineral claims, situated in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR.  The Company has written down their acquisition costs to $1 and has written off their exploration and development expenditures entirely, since the claims are not currently being explored and have no proven economic reserves.

Fish Creek, Fairbanks, Alaska, USA

The Company and Linux Gold Corp. entered into an agreement, on March, 2002, whereby the Company may earn up to a 50% interest in the Fish Creek mineral claims, located in the Fairbanks district of Alaska, USA, by expending $500,000 US within three years and issuing 200,000 common shares (issued December 16, 2002 for a deemed value of $16,000 CDN). An additional 100,000 shares were issued February 14, 2007 for a deemed value of $16,000 CDN in payment of an extension of the expenditure date to March 5, 2007, which was further extended to March 5, 2009. Linux will have a 5% net royalty interest until the Company pays $2,000,000 US.

Gold Hill, Cochise County, Arizona, USA

On June 10, 2006, the Company and Frederic & John Rothermel (the “Vendors”) entered into an agreement whereby the Company purchased a 100% interest in the Gold Hill Patented Claim Group (7 claims) located in the Warren Mining District, Cochise County, Arizona, USA,  that are subject to a 10% Net Profit Royalty to the Vendors, for the following considerations:

•	$5,655 ($5,000 US) for a 90 day option and $11,268 ($10,000 US) to complete a due diligence within 90 days (paid),
•	$38,244 ($36,000 US) paid during 2008 and 2007 to the Vendors, with $6,000 US to be made each quarter (all required quarterly payments have been made),
•	complete a $50,000 US first phase exploration program conducted by the Vendors,
•	$250,000 US per year upon commencement of production.

TERYL RESOURCES CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2009
(Stated in Canadian Dollars)
(Unaudited)

A further 28 claims were staked in the Company’s name for a cost of $5,538 ($5,214 US).  The Company elected to terminate its agreement with the Vendors on May 31, 2008 as to the original 7 patent claims and to abandon the other 28 claims; accordingly, $60,705 in property costs and $213,184 in exploration costs were written off at May 31, 2008.  Additional exploration expenditures of $13,570 were written off at February 28, 2009.

West Ridge, Dome Creek, Alaska, USA

Pursuant to various agreements the Company, earned a 100% interest in the West Ridge mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA.  The Company has been conducting an exploration program over the past few years.

Gil Venture, Dome Creek, Alaska, USA

Pursuant to various agreements the Company acquired a 50% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska.  On May 31, 1991, the Company, NERCO Exploration Company and Fort Knox Venture entered into an agreement which granted the Company a 20% participating interest in the claims.  Under the agreement, Fort Knox Venture paid the Company cash and funded approved programs earning them an 80% participating interest in the property with the Company retaining a 20% participating interest. Fort Knox Venture, through its operator Fairbanks Gold, was doing exploration work on this property.  No expenditures were made in 2007.  An exploration program was completed in late 2008.

TERYL RESOURCES CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2009
(Stated in Canadian Dollars)
(Unaudited)

Deferred Exploration Expenditures

	February 28 2009 $	May 31 2008 $
Fish Creek Claims
Geophysical survey	-	1,876
Insurance, lease, property tax and assays	-	316
	-	2,192

Gold Hill Claims
Assays and reports	-	16,714
Drilling and roads	-	175,569
Travel, maps and rent	13,570	1,950
	13,570	194,233

West Ridge Claims
Geophysical survey	-	8,932
Rent assessment	-	6,152
	-	15,084

Exploration expenditures for the year	13,570	211,509

Exploration expenditures invoiced or written off
Invoiced to joint venture partner	-	(65,830)
Written off – terminated, abandoned or inactive claims	(13,570)	(213,184)
	-	(67,505)

Exploration expenditures – beginning of year	2,932,238	2,999,743

Exploration expenditures – end of period	2,932,238	2,932,238

TERYL RESOURCES CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2009
(Stated in Canadian Dollars)
(Unaudited)

9.	ADVANCES FROM (TO) RELATED PARTIES

Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.  Unless otherwise indicated, the following table represents companies controlled by the President and CEO of the Company or companies where he is the President and CEO.

Advances to related parties:
	February 28 2009 $	May 31 2008 $

International Diamond Syndicate Ltd.	1	1
IAS Energy, Inc.	26,338	-
Linux Gold, Inc.	46,774	60,915
Reg Technologies Inc.	14,058	3,285
	87,171	64,201

Advances from related parties:
	February 28 2009 $	May 31 2008 $

IAS Energy, Inc.	-	1,317
Information-Highway.com, Inc.	24,146	24,146
JGR Petroleum, Inc.	24,456	24,456
John Robertson	22,283	-
KLR Petroleum	27,293	-
Rainbow Networks Inc.	24,043	23,227
REGI US, Inc.	12,404	428
SMR Investments Ltd.	64,758	18,496
	199,383	92,070

10.	SHARE CAPITAL

Authorized share capital consists of:
100,000,000 voting common shares with no par value
    5,000,000 non-voting preferred shares with $1 par value

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefore being determined by the Directors, subject to regulatory approval.  No Preferred Shares have been issued to the date of these financial statements.

TERYL RESOURCES CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2009
(Stated in Canadian Dollars)
(Unaudited)

Stock Options

The Company has a stock option plan to issue up to 100% of the issued common shares to certain directors and employees.  All options granted under the plan vest immediately upon grant, but are subject to the following exercise conditions:

i)	Up to 25% of the options may be exercised at any time during the term of the option; such initial exercise is referred to as the “First Exercise”;
ii)	The second 25% of the options may be exercised at any time after 90 days from the date of the First Exercise; such second exercise is referred to as the “Second Exercise”;
iii)	The third 25% of the options may be exercised at any time after 90 days from the date of the Second Exercise; such third exercise is referred to as the “Third Exercise”; and
iv)	The fourth and final 25% of the options may be exercised at any time after 90 days from the date of the Third Exercise.

The following is a summary of the Company’s stock option activity during the nine months ended February 28, 2009:

	Number of Options	Weighted Average Exercise Price $

Balance – May 31, 2008	2,252,500	0.20
Expired	(437,500)	0.37
Balance – February 28, 2009	1,815,000	0.15

The following share purchase options were outstanding at February 28, 2009:

Expiry Date	Exercise Price	Number of Options	Remaining Contractual Life (years)	Number of Options Exercisable
				$

March 5, 2009	0.15	40,000	0.01		10,000
November 2, 2011	0.18	25,000	2.67		6,250
April 24, 2012	0.15	1,650,000	3.15		412,500
November 7, 2012	0.22	25,000	3.69		6,250
March 10, 2013	0.21	75,000	4.03		18,750
		1,815,000			453,750

TERYL RESOURCES CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2009
(Stated in Canadian Dollars)
(Unaudited)

Warrants

The following is a summary of the Company’s warrant activity during the nine months ended February 28, 2009:

	Number of Warrants	Weighted Average Exercise Price $

Balance – May 31, 2008	8,953,400	0.18
Expired	(6,238,400)	0.23
Balance – February 28, 2009	2,715,000	0.75

The following share purchase warrants were outstanding at February 28, 2009:

Expiry Date	Exercise Price	Number of Warrants	Remaining Contractual Life (years)
			$

August 30, 2009	0.25	2,715,000		0.50
		2,715,000

11.	RELATED PARTY TRANSACTIONS

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Related party transactions not disclosed elsewhere in these financial statements are as follows:

SMR Investments Ltd. (“SMR”) is a private company controlled by an officer of the Company. Under a management contract with SMR, the Company agreed to pay up to $2,500 per month for management services. The Company was charged management fees by SMR of $22,500 during the nine month period ended February 28, 2009 (2008 - $22,500).  As of February 28, 2009, $64,758 (May 31, 2008 - $18,496) was payable to SMR by the Company.

During the nine month period ended February 28, 2009, directors fees of $12,000 (2008 - $9,000) were paid to the president of the Company.  Administration consulting fees of $19,800 (2008 - $3,500) were paid to a director of the Company.  Secretarial and consulting fees of $8,550 (2008 - $2,325) were paid to a director of the Company.

During the nine month period ended February 28, 2009, fees of $10,600 (2008 - $7,570) were paid to KLR Petroleum Ltd. (which is controlled by an officer of the Company) for administration of the Company payroll and benefit plan.

TERYL RESOURCES CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2009
(Stated in Canadian Dollars)
(Unaudited)

12.	SEGMENTED INFORMATION

The Company’s business consists of mineral properties and oil and gas property interests.  Details on a geographic basis are as follows:

February 28, 2009	Canada $	United States $	Total $
Total assets	120,698	3,122,617	3,243,315
Acquisition and exploration costs	1	3,129,092	3,129,093
Net loss	294,185	7,460	301,645

May 31, 2008	Canada $	United States $	Total $
Total assets	347,489	3,138,567	3,486,056
Acquisition and exploration costs	1	3,129,092	3,129,093
Net loss	882,032	260,764	1,142,796

13.	CAPITAL MANAGEMENT

The capital of the Company consists of the items included in shareholders’ equity.  The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

The Company’s objectives of capital management are intended to safeguard the entity’s ability to continue the Company’s development and exploration of its mineral properties and support any expansionary plans.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its development and exploration objectives.

14.	SUBSEQUENT EVENTS

On March 5, 2009, 40,000 stock options with an exercise price of $0.15 expired without being exercised.

On March 5, 2009, the Company and Linux Gold Corp. entered into an agreement to extend the expenditure date on the Fish Creek, Alaska mineral claims to March 5, 2010.

On April 17, 2009, the Company announced a private placement offering of up to 2,000,000 units at $0.075 per unit, each unit consisting of one common share and one share purchase warrant to acquire one additional common share at a price of $0.10 per common share for a period of one year.